UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Deferred Annual Bonus Plan Awards

On 12 February 2026, the Company granted awards to the Persons Discharging Managerial Responsibilities ('PDMRs') listed below. The awards have been granted in accordance with the rules of the GlaxoSmithKline 2017 Deferred Annual Bonus Plan ('DABP') which was approved by shareholders on 4 May 2017.

Executive Directors and other members of the Executive Committee are required to defer part of any bonus earned into Ordinary Shares or American Depositary Shares ('ADS') for three years. Under the terms of the Remuneration Policy approved by shareholders in 2025, Executive Directors are required to defer 50% of bonus equivalent to the first 200% of salary into Ordinary Shares or ADS with any portion in excess of 200% being deferred in full. Other members of the Executive Committee are required to defer 25% of bonus equivalent to the first 170% of salary into Ordinary Shares or ADS with any portion in excess of 170% being deferred in full.

The awards have been granted as restricted awards over ADS for US participants and as nil-cost options over Ordinary Shares for all other participants.

The numbers of Ordinary Shares and ADS shown below are exclusive of dividend reinvestment that will accrue during the deferral period.

The notifications that follow are for awards made to Executive Directors and members of the Executive Committee who served on that Committee during the year ended 31 December 2025.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Luke Miels
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	27,962

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Julie Brown
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	55,178

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Diana Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	15,984

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	James Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	13,229

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Shobie Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	Deferred Bonus Award of ADS under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$58.49	6,557

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	David Redfern
b)	Position/status	President, Corporate Development
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	19,494

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Regis Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	20,427

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Phil Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	14,167

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Deborah Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, Global Health, GSK
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	18,543

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Tony Wood
b)	Position/status	Chief Scientific Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.50	25,915

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-02-12
f)	Place of the transaction	N/A

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 16, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc